UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Xstelos Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

984164103
(CUSIP Number)

Jonathan M. Couchman
c/o Xstelos Holdings, Inc.
630 Fifth Avenue, Suite 2260
New York, New York 10020
(212) 729-4962
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 984164103

1	NAME OF REPORTING PERSON JONATHAN M. COUCHMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,301,427*
	8	SHARED VOTING POWER 415,000
	9	SOLE DISPOSITIVE POWER 3,301,427*
	10	SHARED DISPOSITIVE POWER 10,262,151
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,563,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7%
14	TYPE OF REPORTING PERSON IN

* Includes 2,500,000 shares underlying options exercisable within 60 days of the date hereof.

CUSIP NO. 984164103

1	NAME OF REPORTING PERSON COUCHMAN ADVISORS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 415,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 10,262,151
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,262,151
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 984164103

1	NAME OF REPORTING PERSON COUCHMAN CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,847,151
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,847,151
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 984164103

1	NAME OF REPORTING PERSON COUCHMAN INVESTMENTS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,847,151
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,847,151
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,847,151
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 984164103

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Couchman Investments, LP, a Delaware limited partnership (“Couchman Investments”);

(ii)	Couchman Capital LLC, a Delaware limited liability company and the general partner of Couchman Investments (“Couchman Capital”);

(iii)	Couchman Advisors, Inc., a New York S-Corp. and the sole member of Couchman Capital (“Couchman Advisors”); and

(iv)	Jonathan M. Couchman, the sole principal and stockholder of Couchman Advisors.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the Administrative General Partner of Couchman Investments (the “Administrative General Partner”) and the holder of a majority of the limited partnership interests of Couchman Investments.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The address of the principal office of Couchman Investments is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.  The address of the principal office of Couchman Capital is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.  The address of the principal office of Couchman Advisors is c/o Corporation Service Company, 80 State Street, Albany, NY 12207-2543.  The principal business address of Mr. Couchman is c/o Xstelos Holdings, Inc., 630 Fifth Avenue, Suite 2260, New York, New York 10020.

(c)           The principal business of each of Couchman Advisors and Couchman Investments is acquiring, holding and disposing of investments.

The principal business of Couchman Capital is serving as the general partner of Couchman Investments.

Couchman Advisors is the sole member of Couchman Capital.  Mr. Couchman is the sole principal and stockholder of Couchman Advisors.

CUSIP NO. 984164103

Mr. Couchman is also the Chairman, President and Chief Executive Officer of the Issuer.

(d)           No Reporting Person nor any person or entity listed on Schedule A has, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person or entity listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the entities that are Reporting Persons, other than Couchman Advisors, are organized under the laws of the State of Delaware.  Couchman Advisors is organized under the laws of the state of New York.  Mr. Couchman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Set forth on Schedule B annexed hereto is the aggregate purchase price of the Shares beneficially owned, if any, by each of the persons listed on Schedule A.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 24,277,349 Shares outstanding as of November 12, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2012.

As of the date hereof, Couchman Investments directly owned 9,847,151 Shares, constituting approximately 40.6% of the Shares outstanding.  By virtue of their relationships with Couchman Investments discussed in further detail herein, each of Couchman Capital, Couchman Advisors, the Administrative General Partner and Mr. Couchman may be deemed to beneficially own the Shares owned by Couchman Investments.  Each of Couchman Investments, Couchman Capital, Couchman Advisors, the Administrative General Partner and Mr. Couchman disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

As of the date hereof, Couchman Advisors directly owned 415,000 Shares, constituting approximately 1.7% of the Shares outstanding.  By virtue of his relationship with Couchman Advisors discussed in further detail in Item 2, Mr. Couchman may be deemed to beneficially own the Shares owned by Couchman Investments.  Each of Couchman Advisors and Mr. Couchman disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

As of the date hereof, Jonathan M. Couchman owned directly 801,427 Shares and beneficially owned an additional 2,500,000 Shares underlying stock options that are exercisable within 60 days of the date hereof, constituting approximately 12.3% of the Shares outstanding.

(b)           Each of the Administrative General Partner and Couchman Investments is deemed to have shared power to vote the Shares owned directly by Couchman Investments.

CUSIP NO. 984164103

Each of Jonathan M. Couchman, Couchman Advisors, Couchman Capital and Couchman Investments is deemed to have shared power to dispose of the Shares directly owned by Couchman Investments.

Each of Jonathan M. Couchman and Couchman Advisors is deemed to have shared power to vote and disposes of the Shares directly owned by Couchman Advisors.

Jonathan M. Couchman may be deemed to have sole power to vote and dispose of the Shares he owns directly and the Shares underlying his stock options that are exercisable within 60 days of the date hereof.

Set forth on Schedule B annexed hereto is the aggregate number and percentage of Shares directly owned, if any, by each of the persons listed on Schedule A.  Unless otherwise indicated thereon, each of the persons listed on Schedule B has (i) the sole power to vote and dispose of the Shares they directly own, if any, and (ii) the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they directly own, if any.

(c)           Not applicable.

(d)           No person other than Mr. Couchman is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 16, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Couchman Investments, LP, Couchman Capital LLC, Couchman Advisors, Inc. and Jonathan M. Couchman, dated January 16, 2013.

CUSIP NO. 984164103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2013
/s/ Jonathan M. Couchman
JONATHAN M. COUCHMAN

COUCHMAN ADVISORS, INC.

By:	/s/ Jonathan M. Couchman
	Name:	Jonathan M. Couchman
	Title:	President

COUCHMAN CAPITAL LLC

By:	/s/ Jonathan M. Couchman
	Name:	Jonathan M. Couchman
	Title:	Managing Member

COUCHMAN INVESTMENTS, LP

By:	Couchman Capital LLC its General Partner

By:	/s/ Jonathan M. Couchman
	Name:	Jonathan M. Couchman
	Title:	Managing Member

CUSIP NO. 984164103

SCHEDULE A

Administrative General Partner of Couchman Investments, LP and the majority member of Couchman Investments, LP

Name and Position	Present Principal Occupation	Business Address

Adam W. Finerman, Administrative General Partner	Attorney, Olshan Frome Wolosky LLP	c/o Olshan Frome Wolosky LLP 65 East 55th St New York, NY 10022

The Couchman Family 2012 Delaware Trust, majority member	The Couchman Trust is a trust established for the benefit of family members of Jonathan M. Couchman and the holder of a majority of the membership interests of Couchman Investments.	c/o Laura Barone Wilmington Trust 1105 North Market Street Wilmington, DE 19890

CUSIP NO. 984164103

SCHEDULE B

Securities of the Issuer Directly Owned by the Persons Listed on Schedule A

Name	Number of Shares Directly Owned	Percentage	Aggregate Cost

Adam W. Finerman	408,217	1.7%	N/A1

1 Mr. Finerman received 386,486 Shares in connection with a distribution conducted by the Issuer’s predecessor following a Plan of Reorganization effected by such predecessor.  The additional 21,731 Shares owned directly by Mr. Finerman were awarded to him in his capacity as a director of the Issuer.